Exhibit 3.2

COREPOINT LODGING INC.

ARTICLES SUPPLEMENTARY

CUMULATIVE REDEEMABLE SERIES A PREFERRED STOCK

CorePoint Lodging Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 2-208 of the Maryland General Corporation Law (the “MGCL”) and Article Sixth of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board”), by duly adopted resolutions classified and designated 15,000 shares of authorized but unissued preferred stock, par value $0.01 per share, of the Corporation (the “Preferred Stock”), as Cumulative Redeemable Series A Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.

Section 1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as “Cumulative Redeemable Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be 15,000, with a par value of $0.01 per share. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and retired and revert to authorized but unissued shares of Preferred Stock. The Series A Preferred Stock shall not be convertible into any other class or series of capital stock of the Corporation.

Section 2. Rank. The Series A Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution or winding up of the Corporation, rank (a) senior to the Corporation’s common stock, par value $0.01 per share (“Common Stock”) and to any other class or series of the Corporation’s stock, other than any class or series of the Corporation’s stock expressly designated as ranking senior to, or on parity with, the Series A Preferred Stock (collectively, with the Common Stock, “Junior Stock”), (b) on parity with any class or series of the Corporation’s stock expressly designated as ranking on parity with the Series A Preferred Stock (collectively, “Parity Stock”), and (c) junior to any class or series of the Corporation’s stock expressly designated as ranking senior to the Series A Preferred Stock (collectively, “Senior Stock”). The term “stock” does not include debt securities, which will rank senior to the Series A Preferred Stock prior to conversion (if applicable).

Section 3. Dividends.

(a) The Holders shall be entitled to receive, unless prohibited by law, quarterly cumulative cash dividends at the initial rate (the “Initial Rate”) of 13% per annum on the sum of (i) the Liquidation Value plus (ii) the amount of any Dividend Arrearages, in each case on each outstanding share of Series A Preferred Stock, payable in preference and priority to any payment of any dividend on Junior Stock; provided, however, that such Initial Rate or the Default Rate, as applicable, shall immediately and automatically increase by (x) 2% (with respect to an increase to the Initial Rate) or (y) 1.5% (with respect to an increase to the Default Rate) with respect to each day from a Triggering Event Date until a Triggering Event Cure Date (the Initial Rate or the Default Rate, as applicable, as so increased, the “Leverage Ratio Step-Up Rate”) and provided, further, that the Initial Rate or the Leverage Ratio Step-Up Rate, as applicable, shall immediately and automatically increase by (x) 2% (with respect to an increase to the Initial Rate) or (y) 1.5% (with respect to an increase to the Leverage Ratio Step-Up Rate) with respect to each day on which a Default occurs or a Default has occurred and is continuing (the Initial Rate or the Leverage Ratio Step-Up Rate, as applicable, as so increased, the “Default Rate”). The Initial Rate, Leverage Ratio Step-Up Rate or Default Rate, as applicable at any such time, shall be referred to as the “Dividend Rate.” If all breaches resulting in the application of the Default Rate have been cured (including, with respect to any failure to pay in full any dividend to be paid pursuant to this Section 3 on the applicable Dividend Payment Date, the payment in full of all such unpaid dividends), then the Dividend Rate shall immediately and automatically be reset prospectively to be the Initial Rate or the Leverage Ratio Step-Up Rate, as applicable, from the date of cure; provided, however, that the Default Rate shall apply to each day on which a Default occurs or a Default has occurred and is continuing. On and after a Triggering Event Cure Date, the Dividend Rate shall immediately and automatically be reset prospectively to be the Initial Rate or the Default Rate, as applicable; provided, however, that the Leverage Ratio Step-Up Rate shall apply to each day from a Triggering Event Date until a Triggering Event Cure Date.

(b) The accrued dividends shall be payable quarterly on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”) (commencing on the first Dividend Payment Date following the Date of Issuance) to the Holders of record at the close of business on the date that is 10 Business Days immediately preceding the applicable Dividend Payment Date; provided, that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Dividends shall accrue at the applicable Dividend Rate in each dividend period from and including the preceding Dividend Payment Date or the Date of Issuance, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period. To the extent all accrued dividends are not paid on any Dividend Payment Date (whether by reason of any contractual restriction binding on the Corporation on the date of initial issuance of the Series A Preferred Stock or otherwise), all such dividends that have accrued on each share of Series A Preferred Stock outstanding during the preceding quarter (or period from the Date of Issuance through the initial Dividend Payment Date) ending upon the date immediately preceding each such Dividend Payment Date will be accumulated (the amount of such accumulated and unpaid dividends, if any, the “Dividend Arrearages”) and shall remain accumulated dividends, compounding quarterly on each subsequent Dividend Payment Date, with respect to such share until paid in full. All such accumulated dividends on each share of Series A Preferred Stock shall be paid in full before the Corporation shall pay, or declare and set aside, any dividend on shares of Junior Stock or repurchase, redeem or otherwise acquire, or set apart funds for repurchase, redemption or other acquisition of any Junior Stock; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the

Corporation of shares of any class or series of its stock pursuant to the provisions of Article VII of the Charter, including in order to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes, or the purchase, redemption or acquisition by the Corporation of Common Stock for purposes of and in compliance with any obligations of the Corporation with respect to withholding or net exercise pursuant to any incentive or benefit plan or similar arrangement of the Corporation.

(c) Without limiting the Corporation’s obligation to pay dividends on the Series A Preferred Stock as required pursuant to Section 3(a) hereof, dividends on the Series A Preferred Stock shall accrue at the applicable Dividend Rate whether or not they have been paid and whether or not payment is then permitted by law. The dividends shall accrue on a daily basis and shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The Holders will not be entitled to any dividends in excess of full cumulative dividends described in Section 3(a) hereof. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to the Series A Preferred Stock.

(d) When dividends are not paid in full upon the Series A Preferred Stock and Parity Stock, all dividends declared upon the Series A Preferred Stock and Parity Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock and Parity Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if any such shares of stock do not have a cumulative dividend) bear to each other.

(e) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the MGCL, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock shall not be added to the Corporation’s total liabilities.

Section 4. Redemption. The shares of Series A Preferred Stock shall be redeemable as follows:

(a) Mandatory Redemption on Mandatory Redemption Date.

(i) On the tenth anniversary of the Date of Issuance, or if such day is not a Business Day, then the next succeeding Business Day (the “Mandatory Redemption Date”), the Corporation shall redeem all issued and outstanding shares of Series A Preferred Stock at a redemption price in cash per share equal to the Liquidation Value thereof plus all accrued and unpaid dividends thereon (whether or not authorized or declared) through the Mandatory Redemption Date (the “Mandatory Redemption Payment”); provided, that no dividends shall accrue on the Mandatory Redemption Date with respect to shares to be redeemed on such date.

(ii) The Corporation shall deliver a notice of redemption to each Holder not less than 30 or more than 60 calendar days prior to the Mandatory Redemption Date, which notice shall include: (A) the Mandatory Redemption Date; (B) the number of shares of Series A Preferred Stock to be redeemed from such Holder; (C) the amount of such Holder’s aggregate Mandatory Redemption Payment; (D) a statement that, on the Mandatory Redemption Date, each share of Series A Preferred Stock issued and outstanding shall automatically and without further action by the Holder thereof (and whether or not the certificates representing such shares of Series A Preferred Stock are surrendered) be redeemed for the Mandatory Redemption Payment; and (E) a statement that payment of the aggregate Mandatory Redemption Payment applicable to such Holder will be made to the Holder on the Mandatory Redemption Date. Notwithstanding the foregoing, any notice delivered by the Corporation under this Section 4(a) in accordance with Section 8 shall be conclusively presumed to have been duly given at the time set forth therein, whether or not such Holder actually receives such notice, and neither the failure of a Holder to actually receive such notice nor any immaterial defect in such notice shall affect the validity of the redemption of the Series A Preferred Stock as set forth herein except as to any Holder to whom the Corporation has failed to give said notice or whose notice was defective in any material respect.

(b) Optional Redemption by the Corporation.

(i) Commencing on the seventh anniversary of the Date of Issuance, the Corporation may redeem, at its option, all, but not less than all, of the then outstanding shares of Series A Preferred Stock on any date specified by the Corporation (any such date, an “Optional Redemption Date”) at a redemption price in cash per share equal to the Liquidation Value thereof plus all accrued and unpaid dividends thereon (whether or not authorized or declared) through the Optional Redemption Date (the “Optional Redemption Payment”); provided, that no dividends shall accrue on the Optional Redemption Date with respect to shares to be redeemed on such date.

(ii) If the Corporation elects to redeem all shares of Series A Preferred Stock pursuant to this Section 4(b), the Corporation shall deliver a notice of redemption to each Holder not less than 30 or more than 60 calendar days prior to the Optional Redemption Date, which notice shall include: (A) the Optional Redemption Date; (B) the number of shares of Series A Preferred Stock to be redeemed from such Holder; (C) the amount of such Holder’s aggregate Optional Redemption Payment; (D) a statement that on the Optional Redemption Date, each share of Series A Preferred Stock issued and outstanding shall automatically and without further action by the Holder thereof (and whether or not the certificates representing such shares of Series A Preferred Stock are surrendered) be redeemed for the Optional Redemption Payment; and (E) a statement that payment of the aggregate Optional Redemption Payment applicable to such Holder will be made to the Holder on the Optional Redemption Date. Notwithstanding the foregoing, any notice delivered by the Corporation under this Section 4(b) in accordance with Section 8 shall be conclusively presumed to have been duly given at the time set forth therein, whether or not such Holder actually receives such notice, and neither the failure of a Holder to actually receive such notice nor any immaterial defect in such notice shall affect the validity of the redemption of the Series A Preferred Stock as set forth herein except as to any Holder to whom the Corporation has failed to give said notice or whose notice was defective in any material respect.

(c) Redemption upon Change of Control.

(i) If a Change of Control occurs, each Holder shall have the right to require the Corporation to redeem its shares of Series A Preferred Stock pursuant to a Change of Control Offer, which Change of Control Offer shall be made by the Corporation in accordance with Section 4(c)(ii). In such Change of Control Offer, the Corporation shall offer a payment in cash per share of Series A Preferred Stock (each, a “Change of Control Payment”) equal to:

(A) if such Change of Control occurs on or after the Date of Issuance and prior to the seventh anniversary of the Date of Issuance, 101% of the sum of (i) the Liquidation Value per share plus (ii) all accrued and unpaid dividends thereon through the Change of Control Payment Date; or

(B) if such Change of Control occurs on or after the seventh anniversary of the Date of Issuance, the sum of (i) the Liquidation Value per share plus (ii) all accrued and unpaid dividends thereon through the Change of Control Payment Date;

provided, in each case, that no dividends shall accrue on the Change of Control Payment Date with respect to shares to be redeemed on such date.

(ii) The Corporation shall mail a notice in accordance with this Section 4(c)(ii) (a “Change of Control Offer”) to each Holder at least 20 days in advance of any transaction that could result in or constitute a Change of Control, if reasonably practicable, and in any event within 10 Business Days after the occurrence of a Change of Control. Such Change of Control Offer shall describe the transaction or transactions that will constitute such Change of Control and include an offer to redeem the Series A Preferred Stock for the applicable Change of Control Payment on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no later than 30 calendar days following the later of (i) the date on which the Change of Control occurs and (ii) the date of such Change of Control Offer. In addition, such Change of Control Offer shall further state: (A) the amount of the applicable Change of Control Payment; (B) that the Holder may elect to have all or any portion of its shares of Series A Preferred Stock redeemed pursuant to the Change of Control Offer; (C) that any shares of Series A Preferred Stock to be redeemed must be surrendered for payment of the Change of Control Payment at the office of the Corporation or any redemption agent selected by the Corporation therefor, together with any written instrument or instructions of transfer or other documents and endorsements reasonably acceptable to the redemption agent or the Corporation, as applicable (if reasonably required by the redemption agent or the Corporation, as applicable); (D) that, upon a Holder’s compliance with clause (C), payment of the Change of Control Payment for shares of Series A Preferred Stock to be redeemed will be made to the Holder on the Change of Control Payment Date to the account specified by such Holder to the Corporation in writing; (E) the date and time by which the Holder must make its election, provided that such date may not be more than five Business Days prior to the Change of Control Payment Date; and (F) that any Holder may withdraw its election notice with respect to all or a portion of their shares of Series A Preferred Stock at any time prior to 5:00 p.m. (New York City time) on the Business Day immediately preceding the Change of Control Payment Date. If the Corporation fails to deliver a Change of Control Offer to each Holder in accordance with this Section 4(c), (x) each such Holder may provide written notice to the Corporation at any time after the occurrence of a Change of Control notifying the Corporation that it elects to exercise its right to require redemption of all or a portion of such Holder’s shares of Series A Preferred Stock in exchange for the applicable Change of Control Payment, and the Corporation shall be required to redeem such shares, as if the Corporation had not failed to deliver the Change of Control Offer and (y) the applicable Change of Control Payment Date shall be 30 calendar days following the date on which such Holder mails written notice of such election to the Corporation.

(iii) On the Change of Control Payment Date, the Corporation shall, to the extent lawful: (A) accept for payment all shares of Series A Preferred Stock validly tendered pursuant to the Change of Control Offer; and (B) make the applicable Change of Control Payment to each Holder in respect of all shares of Series A Preferred Stock validly tendered by such Holder pursuant to the Change of Control Offer.

(iv) The Corporation will not be required to make a Change of Control Offer upon a Change of Control if a third party makes a Change of Control Offer and makes such Change of Control-Payment in the manner, at the times and otherwise in compliance with the requirements set forth herein applicable to a Change of Control Offer made by the Corporation and purchases all shares of Series A Preferred Stock validly tendered under such Change of Control Offer.

(v) A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(d) REIT Restrictions. Notwithstanding any other provision of these Articles Supplementary, the Series A Preferred Stock shall be subject to the provisions of Article VII of the Charter; provided that, notwithstanding any provision of Article VII of the Charter to the contrary, to the extent any Holder would be in violation of Section 7.2.1(a) of Article VII of the Charter resulting from the continued ownership of such shares of Series A Preferred Stock (and not resulting from a Transfer of shares of Series A Preferred Stock, Junior Stock, Parity Stock or Senior Stock), then the Board shall either (1) exempt such Holder from the Aggregate Stock Ownership Limit or (2) apply any available remedies under Article VII of the Charter such that such Holder shall receive proceeds in respect of any affected shares of Series A Preferred Stock (including pursuant to Section 7.3.4 of the Charter, if applicable) equal to the amount such Holder would have received had the same number of shares of Series A Preferred Stock been redeemed at a redemption price in cash per share equal to the Liquidation Value thereof plus all accrued and unpaid dividends thereon (whether or not authorized or declared) through the date of the applicable event that caused such Holder to be in violation of Section 7.2.1(a) of the Charter (a “Hypothetical Redemption”); provided, further, that no dividends shall accrue on the date of such Hypothetical Redemption with respect to shares of Series A Preferred Stock affected by such Hypothetical Redemption.

Section 5. Preferences on Liquidation.

(a) In the event of a dissolution, liquidation or winding up of the Corporation (whether voluntary or involuntary), after any distribution to the holders of Senior Stock, but before any distribution to the holders of Junior Stock, the Holders shall be entitled to receive, and, unless prohibited by law, the Corporation shall pay out of assets of the Corporation, whether such assets are capital, surplus or earnings, an amount per share equal to the Liquidation Value plus all accrued and unpaid dividends thereon through the date of payment (the “Liquidation Preference”); provided, however, that if, following any distribution to the holders of Senior Stock, the assets to be distributed to the Holders shall be insufficient to permit the payment to such Holders of the full Liquidation Preference and payment of amounts due to holders of Parity Stock, then all of the assets of the Corporation shall be distributed ratably to the Holders and to the holders of such Parity Stock, unless prohibited by law.

(b) After the payment of the amounts required to be paid to the Holders upon the liquidation, dissolution or winding up of the Corporation pursuant to this Section 5, the outstanding shares of Series A Preferred Stock shall be deemed to have been redeemed and shall be cancelled and shall no longer be deemed to be issued and outstanding and the Holders shall not be entitled to any further right or claim in respect of such shares of Series A Preferred Stock.

Section 6. Voting Rights. The Series A Preferred Stock shall have no voting rights, except as set forth in Section 7 below.

Section 7. Changes Affecting Series A Preferred Stock.

(a) So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the Holders of at least a majority of the total number of shares of Series A Preferred Stock then outstanding, voting as a separate class:

(i) amend, alter or repeal the Charter, including these Articles Supplementary, in any manner that would adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock whether by recapitalization, reorganization, reclassification, merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise (an “Event”); provided however, with respect to the occurrence of any of the foregoing Events, so long as the Series A Preferred Stock remains outstanding with the terms thereof unchanged in any material respect or the Holders receive stock of the successor with substantially identical powers, preferences, privileges and rights as the Series A Preferred Stock, taking into account that, upon the occurrence of such Event, the Corporation may not be the surviving entity, the occurrence of such Event shall not be deemed to adversely affect such powers, preferences, privileges or rights of the Series A Preferred Stock, and in such case such Holders shall not have any voting rights with respect to the occurrence of any such Event, and, provided further, that the creation or issuance, or any increase in the amounts authorized, of any class or series of Junior Stock that the Corporation may issue shall not be deemed to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock;

(ii) designate or issue any Parity Stock or Senior Stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such stock;

(iii) authorize, create or issue, or increase or decrease the authorized or issued amount of, shares of Series A Preferred Stock; or

(iv) enter into, amend or alter any provision of any agreement or other instrument binding upon the Corporation or any of its subsidiaries in a manner that could reasonably be expected to be material and adverse to the powers, preferences, privileges or rights of the Series A Preferred Stock under these Articles Supplementary.

(b) On each matter on which Holders are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote.

(c) The Holders shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Series A Preferred Stock.

(d) The Corporation shall not, by amendment of its Charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of these Articles Supplementary of Series A Preferred Stock and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders against impairment.

Section 8. Notices. All notices or communications in respect of the Series A Preferred Stock shall be in writing and shall be deemed delivered to a Holder (a) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid to the address provided to the Corporation by the Holder (as it may be changed by written notice to the Corporation from time to time), (b) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery to the address provided to the Corporation by the Holder (as it may be changed by written notice to the Corporation from time to time), (c) on the date of delivery if delivered personally to a representative of such Holder designated by such Holder by written notice to the Corporation, (d) if by facsimile, upon written confirmation of receipt by facsimile to the number provided to the Corporation by the Holder (as it may be changed by such Holder by written notice to the Corporation from time to time), or (e) if by e-mail, upon acknowledgement of receipt of such notice by the intended recipient after being sent to the address provided to the Corporation by the Holder (as it may be changed by written notice to the Corporation from time to time).

Section 9. Withholding Tax. Notwithstanding any other provision of these Articles Supplementary, the Corporation shall be entitled to deduct and withhold (and/or recover) from any amounts payable to Holders the amount of any and all taxes which the Corporation may be required to deduct and withhold in accordance with applicable law. All such deducted and withheld amounts shall be timely remitted to the relevant governmental authority and all such deducted and withheld amounts shall be treated as having been paid to the relevant Holder.

Section 10. Transferability. No Holder may, directly or indirectly, transfer, assign or otherwise dispose (“Transfer”) any shares of Series A Preferred Stock until the date that is the six-month anniversary of the Date of Issuance (the “Lock-Up Expiration Date”). Notwithstanding the foregoing, on and after the Lock-Up Expiration Date, any Holder may freely Transfer any shares of Series A Preferred Stock, subject to applicable law, in tranches having an aggregate Liquidation Value of at least $2,500,000. Any Transfer or attempted Transfer of any shares of Series A Preferred stock in violation of these Articles Supplementary shall be null and void ab initio, and the Corporation shall not, and shall cause any transfer agent for the Corporation not to, give any effect in the Corporation’s stock records to any such Transfer of shares of Series A Preferred Stock. In addition to any other legend that may be required, each certificate, if any, for shares of Series A Preferred Stock issued to any Holder shall bear a legend in substantially the following form:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY NON-U.S. OR STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THIS SECURITY IS ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE CHARTER OF COREPOINT LODGING INC., INCLUDING THE ARTICLES SUPPLEMENTARY CLASSIFYING THE CUMULATIVE REDEEMABLE SERIES A PREFERRED STOCK OF COREPOINT LODGING INC., COPIES OF WHICH MAY BE OBTAINED UPON REQUEST FROM COREPOINT LODGING INC. OR ANY SUCCESSOR THERETO, AND THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.”

Section 11. Information Rights. So long as any shares of Series A Preferred Stock are outstanding, (a) at the request of any Holder, the Corporation shall furnish such Holder with a detailed consolidated budget and operating forecast for the Corporation and its consolidated subsidiaries for the then-current annual period (including a projected consolidated balance sheet of the Corporation and its consolidated subsidiaries as of the end of such annual period, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto) and (b) at any time in which the Corporation is not subject to the periodic and current reporting requirements of Section 13(a) of the Exchange Act, the Corporation shall (i) within 90 days of the end of its fiscal year, furnish each Holder with a copy of the audited consolidated balance sheet of the Corporation and its consolidated subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, as audited by a “Big Four” accounting firm or other independent certified public accountant reasonably acceptable to the Holders, setting forth in each case in comparative form the figures for the previous year and including such footnotes as required pursuant to generally accepted accounting principles in the United States, (ii) within 45 days of the end of each of the first three fiscal quarters in each fiscal year, furnish each Holder with a copy of the unaudited consolidated balance sheet of the Corporation and its consolidated subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, including such footnotes as required pursuant to generally accepted accounting principles in the United States, certified by a responsible officer of the Corporation as being fairly stated in all material respects (subject to normal year-end audit adjustments), and (iii) concurrently with the delivery of any financial statements pursuant to the foregoing clauses (i) or (ii), (A) a reasonably detailed narrative discussion and analysis of the financial condition and results of operations (and changes thereto) of the Corporation and its subsidiaries for the reporting period then ended and for the period from the beginning of the then current fiscal year to the end of such period, as compared to (x) the portion of the management projections covering such periods and (y) the comparable periods of the previous year, including occupancy figures and average daily rate calculations, in each case, with respect to each of the properties of the Corporation or any of its subsidiaries and (B) at the request of any Holder, make available to such Holder appropriate members of senior management of the Corporation to discuss any material changes in the financial condition or results of operations of the Corporation over the preceding fiscal quarter (with respect to the first three fiscal quarters in each fiscal year) or preceding fiscal year (with respect to the last fiscal quarter in each fiscal year), as applicable. All financial statements provided to Holders pursuant to the foregoing clauses (b)(i) and (b)(ii) shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with generally accepted accounting principles in the United States applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods.

Section 12. Board Observer Right.

(a) If (i) a Dividend Payment Default occurs, or (ii) the Corporation defaults on its obligation under Section 4(a) or Section 4(c) to redeem the shares of Series A Preferred Stock the Corporation was required to redeem on either the Mandatory Redemption Date or a Change of Control Payment Date, as applicable (a “Redemption Default”), the Holders of a majority of the shares of Series A Preferred Stock then outstanding, voting together as a single class, shall be entitled to elect one representative (the “Series A Representative”) to attend, in a nonvoting observer capacity and subject to Section 12(b) below, meetings of the Board until, (x) if a Dividend Payment Default has occurred, (1) all unpaid accrued dividends on the outstanding shares of Series A Preferred Stock have been paid in full in cash or (2) all unpaid dividends on the outstanding shares of Series A Preferred Stock have been declared and an amount sufficient for the payment thereof has been set aside for payment, or (y) if a Redemption Default has occurred, all shares of Series A Preferred Stock the Corporation was required to redeem on either the Mandatory Redemption Date or the Change of Control Payment Date, as applicable, have been redeemed. A “Dividend Payment Default” shall be deemed to have occurred as of a particular date if, on such date, the Corporation is then in arrears in dividend payments on the outstanding shares of Series A Preferred Stock that were due on six or more regularly scheduled Dividend Payment Dates, whether or not such Dividend Payment Dates are consecutive, whether or not such dividends are declared and whether or not such payment is legally permissible or prohibited by any agreement to which the Corporation is subject.

(b) The Series A Representative shall have the right to attend all meetings of the Board in a nonvoting observer capacity, and to receive copies of all notices, minutes, consents, and other materials that the Corporation provides to its directors in the same manner and at the same time such materials are provided to such directors; provided, however, that the Corporation shall have the right to exclude the Series A Representative from access to any material or meeting or portion thereof if the Board determines in good faith upon the advice of counsel (which may be internal counsel of the Company or outside counsel) that such exclusion in reasonably necessary (A) to preserve the attorney-client privilege, (B) to avoid a conflict of interest between the Corporation and any Holder or the Series A Representative, or (C) to protect trade secrets or other highly confidential information. The Series A Representative shall agree to hold in confidence all information provided to it or learned by it in connection with its rights under this Section 12, except to the extent otherwise required by applicable law and any other regulatory process to which the Series A Representative is subject. The Corporation shall pay the reasonable expenses of the Series A Representative incurred in connection with such Series A Representative’s attendance at meetings of the Board.

Section 13. Waiver. The terms and provisions of the Series A Preferred Stock are as set forth herein; provided, however, that (a) the Holders of a majority of the then outstanding shares of the Series A Preferred Stock may waive any of the terms and provisions of the Series A Preferred Stock as set forth herein and the rights, powers, preferences or privileges applicable to all shares of the Series A Preferred Stock in any given instance without prejudice to such rights, powers, preferences or privileges in any other instance, and any such waiver shall bind all future Holders of the shares of Series A Preferred Stock and (b) the Board may, in its sole and absolute discretion, waive any of the restrictions on transfer set forth in Section 10.

Section 14. Definitions. The following terms, as used herein, shall have the following meanings:

“Business Day” shall mean any day excluding Saturday, Sunday, and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

“Change of Control” shall mean:

(a) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, to any Person of all or substantially all the assets of the Corporation and its subsidiaries, taken as a whole; or

(b) the consummation of any transaction (including any merger or consolidation) or a series of related transactions the result of which is that any Person or group (within the meaning of the Exchange Act and the rules and regulations promulgated thereunder, but excluding any employee benefit plan of such Person or its subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of such plan), directly or indirectly acquires beneficial ownership of securities representing more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of directors of the Corporation.

“Consolidated Total Net Leverage Ratio” shall have the meaning, as of the Date of Issuance, set forth in that certain Credit Agreement, dated as of May 30, 2018, among CorePoint Operating Partnership L.P., CorePoint Borrower L.L.C., the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A.

“Date of Issuance”, with respect to any share of Series A Preferred Stock, shall mean the date on which the Corporation initially issues such share of Series A Preferred Stock, regardless of the number of times a transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates that are issued to represent such share.

“Default” shall mean one or more events or conditions which constitute an Event of Default.

“Event of Default” shall mean:

(a) the failure of the Corporation to pay in cash any accrued but unpaid dividend on any Dividend Payment Date in accordance with Section 3 of these Articles Supplementary;

(b) the failure of the Corporation to redeem all of the Series A Preferred Stock on the Mandatory Redemption Date in accordance with Section 4(a) of these Articles Supplementary;

(c) the failure of the Corporation (or a third party, as applicable) to offer to redeem all of the Series A Preferred Stock upon a Change of Control or to redeem the shares of Series A Preferred Stock the Corporation is required to redeem on a Change of Control Payment Date in accordance with Section 4(c) of these Articles Supplementary; or

(d) the failure of the Corporation to provide financial information to the Holders in accordance with Section 11(b) of these Articles Supplementary, and the continuation of such failure for at least 30 consecutive days.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Holders” shall mean the holders of outstanding shares of Series A Preferred Stock as reflected in the records of the Corporation.

“Liquidation Value” shall mean an amount initially equal to $1,000 per share of Series A Preferred Stock, subject to appropriate adjustment for any stock dividend, stock split, subdivision, recapitalization, consolidation or similar event of or on the Series A Preferred Stock.

“Person” shall mean an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, or any other juridical person.

“Triggering Event Cure Date” shall mean a day (a) following a Triggering Event Date and (b) that is the first day of a fiscal quarter following an immediately preceding fiscal quarter for which the Consolidated Total Net Leverage Ratio as of the last day of such immediately preceding fiscal quarter was equal to or less than 7.5 to 1.0.

“Triggering Event Date” shall mean the first day of a fiscal quarter following an immediately preceding fiscal quarter for which the Consolidated Total Net Leverage Ratio as of the last day of such immediately preceding fiscal quarter exceeded 7.5 to 1.0.

SECOND: The Series A Preferred Stock has been classified and designated by the Board under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

FIFTH: The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed and acknowledged in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary as of this 30th day of May, 2018.

COREPOINT LODGING INC.

/s/ Keith A. Cline
Name: Keith A. Cline
Title: President and Chief Executive Officer

ATTEST:

/s/ Mark M. Chloupek
Name: Mark M. Chloupek
Title: Secretary